Exhibit 99.(a)(20)

EXECUTIVE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Dir +27 11 644-2444
Fax +27 11 484-0682

Wednesday, 03 November 2004

Mr Z B Swanepoel
Chief Executive
Harmony Gold Mining Company Limited
1st Floor,
No 4, The High Street
MELROSE ARCH
2076

Dear Bernard

CONSENSUS NOT COERCION
I read your letter of 2 November in the press. I share your concern at the damage that Harmony’s hostile and coercive offer has caused to shareholders of both of our companies, our employees, the mining industry and to the South African economy.

For the record, I want it to be understood that Gold Fields embraces the philosophy of constructive and open engagement with all stakeholders. We have always maintained an ‘open door’ policy with those parties that have a genuine and forthright interest in the wellbeing of our Company. We also share your view, that constructive dialogue is preferable to conflict and hostility.

You talk about commitment to South Africa. Let me just say that Gold Fields is already a great South African company – every year developing the skills of thousands of South Africans at the Gold Fields Academy; building our communities; investing over R4.8bn in our South African mines in the last five years to ensure that they will continue to be world class for decades to come; and in just five years, we have grown our international portfolio from zero production to 1.5 million ounces per annum to create a South African giant on the world gold stage. In fact, it is my opinion that South Africa needs more ‘National Champions’ not fewer.

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Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), K Ansah#, G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson     *Canadian, †British, ‡American, #Ghanaian.
Corporate Secretary: C Farrel

Already, South African gold companies such as yours, ours and Anglo Gold have a very well developed profile as Proudly South African companies, even as we grow our influence beyond the African continent.

We are therefore well placed to confirm it is the South African way to move forward through consensus, not coercion. Now, let’s look at the facts of this situation.

It was Harmony’s choice to make a hostile offer with no real opportunity for the Gold Fields Board to assess the merits of the proposed merger. To be frank, this situation is of Harmony’s making.

When we met on 12 October 2004, less than a week before you launched the hostile offer, we specifically stated that if you had any proposal to make to us, we would give it a fair hearing.

Not only was there no serious initial attempt by Harmony to pursue open, friendly discussions, but also the offer placed before us, with its elaborate ‘two-stage’ process is coercive. It effectively places the long-term future of Gold Fields into the short-term hands of hedge funds and arbitrageurs in London and New York rather than those who have invested in us for the longer-term. Also, given the conditionality which attaches to stage two of the offer, there can be no guarantee that it will, in fact, be implemented. Effective control of Gold Fields therefore passes to Harmony and Norilsk on completion of the early settlement offer.

Our Board believes the Harmony approach is unfair, coercive and effectively disenfranchises the majority of our shareholders, making it impossible for the Board of Gold Fields to do anything other than reject the offer and take actions designed to protect the rights of all of its shareholders.

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Harmony has contrived a structure with its numerous financial advisers which, because of the irrevocable undertakings given by Norilsk, requires only a small number of acceptances under the early settlement offer to deliver effective control of Gold Fields to Harmony and Norilsk, without prior reference to the South African regulators and without affording Gold Fields shareholders the benefits and protections of a proper offer.

Harmony has put a ‘gun’ to the heads of our shareholders and until that ‘gun’ is taken away it would be impossible to undertake open and amicable discussions.

You have asked that Gold Fields re-evaluates your “sincere” offer in the spirit in which it was made. Invariably, actions speak louder than words. You have the opportunity to demonstrate your sincerity to the world by withdrawing the coercive two-stage offer. Only then can we meet on the level playing field which is a pre-requisite to any dialogue concerning the future of the South African gold mining industry and how it can be secured.

I look forward to your constructive response.

Yours sincerely

Ian

IAN COCKERILL
CHIEF EXECUTIVE OFFICER

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.